Exhibit 99.1

EpicQuest Education Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

MIDDLETOWN, Ohio, June 28, 2024 /PRNewswire/ -- EpicQuest Education Group International Limited (NASDAQ: EEIQ), (“EpicQuest Education”, “EEIQ” or the “Company”), a provider of higher education for domestic and international students in the US, Canada and the UK, announced that it received a delinquency notification letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on June 24, 2024 indicating that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s common shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Letter provides that the Company has a period of 180 calendar days from the date of the Letter, or until December 23, 2024, to regain compliance with the minimum bid price requirement. If at any time before December 23, 2024, the bid price of the Company’s common shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company.

In the event that the Company does not regain compliance by December 23, 2024, the Company may be eligible for additional time to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period.

The receipt of the Letter has no immediate effect on the listing of the Company’s common shares, which will continue to trade uninterrupted on the Nasdaq under the ticker “EEIQ.”

About EpicQuest Education Group International Limited

EpicQuest Education Group International Limited (“EpicQuest Education” or the “Company”) provides comprehensive education solutions for domestic and international students seeking university and University degrees in the US, Canada and the UK. The Company owns and operates EduGlobal University, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company operates and is a 70% owner of Davis University, a career training University located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the Miami University Regional campuses, where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company is also a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the UK. EpicQuest Education recently established a wholly owned subsidiary, Gilmore Inv LLC, in Ohio, that will offer international educational programs related to kinesiology and recreation education. The Company also established a company in Ohio, SouthGilmore LLC that has been formed to organize sports-related entertainment projects, which is 40% owned by Gilmore. For more information, please visit www.epicquesteducation.com/.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

EpicQuest Education Group International Limited
+1 513-649-8350
info@epicquesteducation.com

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

Source: EpicQuest Education Group International Limited

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